September 20, 2011

VIA EDGAR

Mr. Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Rubicon Financial Incorporated
Form 10-K
Filed March 31, 2011
File No. 000-29315 (the “Annual Report”)

Dear Mr. Woody:

We have set forth below the responses of Rubicon Financial Incorporated (“Rubicon” or the “Company”) to the comments contained in the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated August 18, 2011.  For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.

Form 10-K for the year ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1 – Significant Accounting Policies and Procedures

Principles of Consolidation, page F-6

1.
Comment: We have considered your response to our prior comment 1. Based on the information provided in your response, it appears that the net earnings of the disposed businesses comprised approximately 8% and 12% of consolidated net earnings for the years ended December 31, 2010 and 2009 respectively. Please explain to us how you arrived at the conclusion that this was not material. In your response please provide us with a materiality analysis in accordance with SAB 99.

18872 MacArthur Blvd., First Floor	(T) 888-668-9567
Irvine, California 92612	(F) 949-798-0420

Rubicon – SEC Response Ltr.
September 20, 2011

Response: In assessing the materiality of RREM and RFIS on Rubicon’s consolidated financial statements, Rubicon’s management considered the following:

a.	The immaterial amounts do not arise from estimates used by management.

b.	The immaterial amounts do not mask a change in earnings or other trend.

c.	The immaterial amounts do not hide a failure to meet analyst’s consensus expectations.

d.	The immaterial amounts do not change a loss to income or vice versa.

e.	The immaterial amounts do not play a significant role in Rubicon’s operations.

f.	The immaterial amounts do not affect any loan covenants, management’s compensation or performance bonuses.

g.
The immaterial amounts do not arise from anything intentional that management wishes to conceal or hide from investors since all the pertinent information on the subsidiaries in question was disclosed in Footnote 14.

h.
The immaterial amounts relate to subsidiaries which were not and have never been the main business focus of Rubicon. Rubicon management feels that no investors were attracted to Rubicon or would alter their investment decisions about Rubicon based on the operations of the subsidiaries in question.

Attached to this correspondence is the materiality worksheet utilized during the initial stages of audit planning.  This worksheet explains why the amounts in question were immaterial and do not rise to the level of disclosing as discontinued operations.

Note 5 – Marketable securities, page F-12

2.
Comment: We have considered your response to our prior comment 2 and the related additional disclosures in your Form 10-Q for the quarterly period ended June 30, 2011. We are unclear how you have met all the disclosure requirements of ASC Topic 320-10-50-6b. Please revise your disclosure to meet these disclosure requirements or explain to us why these disclosures are not applicable. Additionally, we remain unclear how you have applied the guidance in ASC Topic 320-10-25 in determining that your investments in marketable securities did not suffer an other than temporary impairment. Please provide us with your impairment analysis in accordance with ASC Topic 320-10-25.

18872 MacArthur Blvd., First Floor	(T) 888-668-9567
Irvine, California 92612	(F) 949-798-0420

Rubicon – SEC Response Ltr.
September 20, 2011

Response: The Company considers its disclosure in the Form 10-Q for the period ended June 30, 2011 in Footnote 5 regarding marketable securities to be adequate to comply with the disclosure requirements of ASC Topic 320-10-50-6b; however, the Company believes it can further enhance the disclosures in its Form 10-Q for the period ending September 30, 2011 to expand upon the business prospects of the companies in which the Company holds securities. The Company is proposing to add substantially the following additional disclosures to its forthcoming Form 10-Q:

The Company classifies its marketable equity securities as available-for-sale and carries them at fair market value, with the unrealized gains and losses included in the determination of comprehensive income and reported in stockholders’ equity. The Company currently believes that all unrealized losses are not other than temporary based on market conditions and the volatility of investments being held. All unrealized losses and gains will be excluded from earnings and reported in other comprehensive income until realized. None of the investments have been hedged in any manner.

As of December 31, 2010:

The Company held eleven investments in publically-traded common stock in various corporations with an aggregate cost of $1,274,710 and a fair market value, based on published market prices, of $193,633. The accumulated unrealized loss on these securities is $1,081,077 and is shown as accumulated other comprehensive loss on these financial statements.

Of the above investments, there are nine investments with an aggregate cost of $26,510 and an aggregate fair market value of $71,448. Of these nine investments, three were in loss positions for a total aggregate unrealized loss of $2,803 and only one had been in a loss position for more than twelve months. The investment that had been in a loss position for more than twelve months has a cost of $1,275 and a fair market value of $313 and $187 as of December 31, 2010 and 2009, respectively. The severity and duration of the impairment correlate with the difficulty of negotiating contracts and overall decline in the economy. The Company evaluated the near-term prospects of the issuer in relation to the severity and duration of the impairment. Based on that evaluation and the Company’s ability and intent to hold this investment for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company did not consider this investment to be other-than-temporarily impaired at December 31, 2010.

There is also one investment with a cost of $300,000 and a fair market value of $423 and $136,000 as of December 31, 2010 and 2009, respectively. This investment has been in a loss position for over twelve months. This investment is in the publically-traded common stock of Clean Coal Technologies, Inc. The severity and duration of the impairment correlate with the difficulty of Clean Coal to secure contracts for the license of its technology; however, on December 14, 2010 Clean Coal signed a memorandum of understanding with the Huamin Senior Fund Holding Group Co., Ltd. for the first technology license and royalty agreement to build an initial clean coal facility in China. The Company evaluated the near-term prospects of Clean Coal, especially given the recent memorandum of understanding, in relation to the severity and duration of the impairment. Based on that evaluation and the Company’s ability and intent to hold this investment for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company did not consider this investment to be other-than-temporarily impaired at December 31, 2010.

18872 MacArthur Blvd., First Floor	(T) 888-668-9567
Irvine, California 92612	(F) 949-798-0420

Rubicon – SEC Response Ltr.
September 20, 2011

There is also one investment with a cost of $948,200 and a fair market value of $121,762 and $260,000 as of December 31, 2010 and 2009, respectively. This investment has been in a loss position for over twelve months. This investment is in the publically-traded common stock of American International Industries, Inc. (“AMIN”). The severity and duration of the impairment correlate with the delisting of AMIN’s common stock from the American Stock Exchange and continued decline in the US economy. The Company evaluated the near-term prospects of AMIN, especially given the 31% increase in revenues for 2010 and working capital of almost $10 million, in relation to the severity and duration of the impairment. Based on that evaluation and the Company’s ability and intent to hold this investment for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company did not consider this investment to be other-than-temporarily impaired at December 31, 2010.

As of [September 30, 2011-assuming no material changes in holdings]:

The Company held eleven investments in publicly-traded common stock in various corporations with an aggregate cost of $1,078,870 and a fair market value, based on published market prices, of [$______]. The accumulated unrealized loss on these securities is [$________] and is shown as accumulated other comprehensive loss on these financial statements.

Of the above investments, there are nine investments with an aggregate cost of $4,770 and an aggregate fair market value of [$____]. Of these nine investments, three were in loss positions for a total aggregate unrealized loss of [$_____] and had been in a loss position for more than twelve months. The severity and duration of the impairment correlate with the overall decline in the economy. The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the impairment. Based on that evaluation and the Company’s ability and intent to hold this investment for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company did not consider these investments to be other-than-temporarily impaired at September 30, 2011.

18872 MacArthur Blvd., First Floor	(T) 888-668-9567
Irvine, California 92612	(F) 949-798-0420

Rubicon – SEC Response Ltr.
September 20, 2011

There is also one investment with a cost of $300,000 and a fair market value of [$___] as of September 30, 2011. This investment has been in a loss position for over twelve months. This investment is in the publically-traded common stock of Clean Coal Technologies, Inc. The severity and duration of the impairment correlate with the difficulty of Clean Coal to secure contracts for the license of its technology; however, in April of 2011 Clean Coal signed a technology license agreement with the Huamin Senior Fund Holding Group Co., Ltd. for the first technology license and royalty agreement to build an initial clean coal facility in China. The Company evaluated the near-term prospects of Clean Coal, especially given the recent technology license agreement, in relation to the severity and duration of the impairment. In addition, the investment in Clean Coal [tripled] in value during the nine months ended September 30, 2011. Based on that evaluation and the Company’s ability and intent to hold this investment for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company did not consider this investment to be other-than-temporarily impaired at September 30, 2011.

There is also one investment with a cost of $774,100 and a fair market value of [$______] as of September 30, 2011. This investment has been in a loss position for over twelve months. During the nine months ended September 30, 2011, a portion of this investment with a cost of $200,000 was sold for proceeds of [$28,116] resulting in a realized loss of [$171,884]. This investment is in the publically-traded common stock of American International Industries, Inc. (“AMIN”). The severity and duration of the impairment correlate with certain debt restructuring within AMIN and continued decline in the US economy. The Company evaluated the near-term prospects of AMIN, especially given the quarter over quarter increase in revenues for 2011 and almost $10 million in working capital, in relation to the severity and duration of the impairment. Based on that evaluation and the Company’s ability and intent to hold this investment for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company did not consider this investment to be other-than-temporarily impaired at September 30, 2011.

Attached to this correspondence is our impairment analysis in accordance with ASC Topic 320-10-25.

18872 MacArthur Blvd., First Floor	(T) 888-668-9567
Irvine, California 92612	(F) 949-798-0420

Rubicon – SEC Response Ltr.
September 20, 2011

Note 6 – Notes receivable, page F-13

3.
Comment: We have considered your response to our prior comment 3. Given the that the note appears to have been delinquent in excess of two years, and collection efforts to date have been unsuccessful, we remain unclear how the company has been able to conclude that the entire balance is collectable. Additionally, given the delinquency of the note, we are unsure how you determined it would be appropriate to continue to accrue interest. Please explain to us in greater detail how you determined that your accounting treatment was appropriate. Please continue to update us on the status of any collection efforts through the date of your response.

Response: Although the Riviello note has been delinquent for over two years, Rubicon only received a judgment against Mr. Riviello in June of 2010. From the due date of the note through obtaining the judgment, Rubicon continued to negotiate with Mr. Riviello on settlement of the note. Mr. Riviello was amicable in all settlement negotiations and was working with Rubicon to reach a mutually beneficial settlement. Mr. Riviello owned in excess of 75% of AIS Financial, a registered broker/dealer, which he was offering as potential settlement, but could not substantiate value. Upon obtaining the judgment, Riviello offered the shares of AIS as settlement. Rubicon began assessing the value of AIS and discovered a number of issues with AIS, including anticipated FINRA fines and other regulatory issues. AIS withdrew its registration on December 31, 2010, which ceased Rubicon’s desire to even consider the shares as partial settlement.

During the second half of 2010, Rubicon was utilizing the same counsel it employed to obtain the judgment to pursue collections; however, this counsel did not handle collections and was unable to advise Rubicon as to the best way to locate and levy on Riviello’s assets. During the first half of 2011, Rubicon interviewed several lawyers to pursue collections on the note and was assessing Mr. Riviello’s assets for levy. During the default and time frame leading up to judgment, Mr. Riviello plead guilty to conspiracy to engage in monetary transactions in property from specified unlawful activity and in August of 2011 was sentenced to eight months imprisonment and twenty-four months of supervised release.

Although Rubicon management still believes Mr. Riviello has sufficient assets to satisfy the judgment; in light of Mr. Riviello’s imprisonment, Rubicon’s management has decided to write off the note as of September 30, 2011.

In closing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

18872 MacArthur Blvd., First Floor	(T) 888-668-9567
Irvine, California 92612	(F) 949-798-0420

Rubicon – SEC Response Ltr.
September 20, 2011

If you have any questions or comments concerning the matters discussed above, please contact the undersigned at 888-668-9567.

Respectfully submitted,

/s/ Joseph Mangiapane, Jr.
Joseph Mangiapane, Jr.
CEO/President

cc:           Mr. Robert Telewicz, Securities and Exchange Commission
Anthony N. DeMint, Esq., DeMint Law, PLLC

18872 MacArthur Blvd., First Floor	(T) 888-668-9567
Irvine, California 92612	(F) 949-798-0420

PCA (5/09)

MAT
2/2/11

Index

PCA-CX-2: Financial Statement Materiality Worksheet for Planning Purposes

PPC Guide Links

Entity:	Rubicon	Balance Sheet Date:	12/31/2010
Completed by:	JS	Date:	2/2/2011

Para. 203.19

Instructions. This form should be completed for all audit engagements. The purpose of this form is to determine and document the materiality amount that will be considered suitable for audit planning purposes. Review the guidance beginning at paragraph 203.19 before completing this form. When determining planning materiality:

1. Use amounts from the financial statements to be audited or the trial balance from which those financial statements will be prepared whenever available. If not available, use annualized amounts from the most recent interim financial statements. For revenue, use an annualized amount even if the audit period is shorter than a year.

2. When current amounts are unavailable, significant audit adjustments to client-prepared accounting data are expected, or significant changes in the company's circumstances indicate that current amounts are not representative of the company's financial results or financial position, use historical averages based on the past two or three years. (Attach the calculation on a separate page.)

3. Based on your professional judgment, determine and document a planning materiality amount and the basis for that amount. The following table may be used as a guideline. Alternatively, select a benchmark from among financial statement items such as total revenue or total assets, or income from continuing operations before taxes. (Paragraph 203.1 provides a list of factors to consider in selecting a benchmark.) Then apply a suitable percentage to that benchmark, such as .5–1% of total assets or 5% of income from continuing operations before taxes. (Round amounts down to two significant digits.)

Para. 203.1

4. Consider and document whether there are particular financial statement items for which misstatements less than the amount determined for planning materiality could reasonably be expected to influence financial statement users.

5. Some auditors set an amount below which detected misstatements need not be accumulated on the summary of audit differences (often referred to as trivial misstatements or adjustments passed at the workpaper level). Consider and document the amount of misstatements that will be passed at the workpaper level.

6. Document any changes in planning materiality or tolerable misstatement levels that occur during the audit and how they were determined.

PCA-CX-2

PCA (5/09)

2

Table 1—Benchmark is Total Assets or Total Revenue

If the Base Amount (total assets or total revenue) is:		Planning Materiality is:
Over	But Not Over	Amount + (Percent x Base)
$0	$100 thousand	0 + 4.0%
$100 thousand	$500 thousand	2,000 + 2.0%
$500 thousand	$1 million	7,000 + 1.0%
$1 million	$5 million	8,000 + 0.9%
$5 million	$10 million	13,000 + 0.8%
$10 million	$50 million	23,000 + 0.7%
$50 million	$100 million	73,000 + 0.6%
$100 million	$500 million	153,000 + 0.52%
$500 million		503,000 + 0.45%

Example: If the base amount were $35 million, then the planning materiality amount would be as follows:
$23,000 + (.007 x $35,000,000) = $268,000, rounded to $260,000

Decisions and Calculations

1. **Basis for Materiality Amounts.** Considering the needs and expectations of financial statement users, describe the rationale on which the materiality levels calculated in 2–4 were determined (for example, describe the reason for your selection of a benchmark and percentage). If one financial statement element has been selected as a benchmark and another financial statement element is a major focus of user attention, explain why that major focus was not selected as a benchmark.

2. **Planning Materiality.** (Complete a. and b.)

   a. BENCHMARK AND BASE AMOUNT (larger of total revenue, total assets, or income from continuing operations before taxes)

Income from Continuing Operations Before Taxes	-$577,127
Total Revenue (Annualize if interim amount is used.)	$14,436,637
Total Assets	$5,233,179
Other Benchmark (specify)	

   b. PLANNING MATERIALITY CALCULATION

Amount from Table	+	(Percentage from Table or Suitable Percentage for Chosen Benchmark	x	Base Amount)	=	Planning Materiality
$23,000		1.00%		$14,436,637		$160,000

PCA-CX-8.1
PCA-CX-8.2

Para. 701.3

3. **Tolerable Misstatement.** Tolerable misstatement is used in computing sample sizes (see PCA-CX-8.2) and in making other scope decisions (see PCA-CX-8.1). As a rule of thumb, tolerable misstatement can be computed as follows:

Para. 203.38

Planning Materiality Amount from Line 2b	x	Factor	=	Tolerable Misstatement
$160,000		0.75		$120,000

PCA-CX-2

PCA (5/09)
3

4. **Lower Level of Planning Materiality for Particular Items.** Identify any financial statement items (such as legal or regulatory matters, related party transactions, management compensation, key industry disclosures, or subsidiaries or divisions that are separately disclosed) for which a lower level of materiality should be used and apply professional judgment to determine an appropriate planning materiality amount for those items.

Para. 203.38

Financial Statement Item	Planning Materiality	x	Factor	=	Tolerable Misstatement
			0.75		$0
			0.75		$0

5. **Trivial (De Minimus) Misstatements.** Consider and document the amount of misstatements that will be passed at the workpaper level.

6. **Changes in Planning Materiality Amounts.** Document any changes in planning materiality or tolerable misstatement levels that occur during the audit and how they were determined.

PCA-CX-2

Newport Coast Securities, Inc.
Marketable Securities
December 31, 2009 and 2010

		# Shares	Cost Basis 12/31/2009	12/31/2009 MV**	12/31/2009 Comp Inc/Loss	# Shares	Cost Basis 12/31/2010	12/31/2010 MV**	12/31/2010 Bal Comp Inc/Loss
Wedbush 5699 - GL 13500									
Las Vegas Railway Ex	XTRN	2,500	1,275	187	(1,088) *	2,500	1,275	313	(962) *
Crimson Exploration	CXPO	3,500	16,870	15,330	(1,540) *	3,500	16,870	-	(16,870)
Atlantis Group	ATIG	7,250	145	177	32	7,250	145	12	(133)
Wedbush Total			18,290	15,694	(2,596)		18,290	325	(17,965)
Penson 5671 - GL 13200									
American Intl sold 5180 sh AMIN 08/24/10	AMIN	200,000	1,000,000	260,000	(740,000)	194,820	948,200	121,762	(826,438) *
Clean Coal	CCTCZZ	100,000	300,000	136,000	(164,000)	100,000	300,000	423	(299,577) *
Hammond	HMDI	480,000	-	26,400	26,400	480,000	-	2,400	2,400
Platinum Studios	PDOS	100,000	-	5,000	5,000	100,000	-	6,200	6,200
True Colors	TUCL	6,570	3,351	3,351	-	6,570	3,351	1,643	(1,708)
Natl Automation	NASV	38,550	-	2,544	2,544	38,550	-	1,889	1,889
Who's Your Daddy	WYDI	190,000	-	38,000	38,000	190,000	-	16,150	16,150
Ecotolity	ETLYDZ	73,914	-	8,188	8,188	73,914	-	4,582	4,582
Guardian Tech	GRDNZZ	74,000	-	11,840	11,840	74,000	-	15,390	15,390
Misc. - rounding issues			1,411	1,411	-		4,869	4,869	-
Alkane Inc	ALKNZZ					1,000,000	-	18,000	18,000
Pension Total			1,304,762	492,734	(812,028)		1,256,420	193,308	(1,063,112)
Total			1,323,052	508,428	(814,624)		1,274,710	193,633	(1,081,077)

** Based on published prices for these publically traded securities
* loss position for over 12 months